[LETTERHEAD OF MINISTERIO DE ECONOMIA Y FINANZAS]

OFICIO N° 026-2009-EF/75.22 VIA EDGAR	January 14, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:      Republic of Peru

            Registration Statement under Schedule B

            File No.: 333-156085

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the Republic of Peru (the “Registrant”) hereby requests that the above-referenced Registration Statement under Schedule B (as amended to the date hereof, the “Registration Statement”) be declared effective by 9 a.m. on January 15, 2009.

Pursuant to this request, the Registrant acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Republic of Peru

By:	/s/ Betty Sotelo
Name:	Betty Sotelo
Title:	General Director of the National Direction of Public Indebtedness of the Ministry of Economy and Finance of Peru